Exhibit 99.2

MPU to Diversify DAT Strategy with Basket of Leading Stablecoins and Governance Tokens

Singapore – October 1, 2025— Mega Matrix Inc. (“MPU” or the “Company”) today announced a strategic update to its Digital Asset Treasury (“DAT”) strategy. The Company will transition from a single-asset approach focused on Ethena’s governance token (ENA) to a diversified basket of leading stablecoins and their governance tokens.

The enhanced DAT framework is designed around a “dual-engine” model:

●	Stable Yield — Holding a basket of stablecoins and deploying them in low-risk decentralized finance (DeFi) strategies to generate recurring income.

●	Growth Potential — Allocating to governance tokens of leading stablecoin protocols, capturing the long-term appreciation of the stablecoin sector.

“Stablecoins have become a core asset class in global digital finance, with U.S. Treasury officials projecting the market could reach $2 trillion by 2028,” said Songtao Jia, Chief Strategy Officer of MPU. “By refining our DAT strategy, MPU is moving beyond a single-token approach to embrace multiple leading ecosystems — USDe/USDtb: ENA, USDS/DAI: SKY, USDH: HYPE, USDF: Aster, and USST: STBL. This positions MPU to capture both stable yield and the governance upside that will define the next chapter of digital assets.”

This evolution provides MPU shareholders with balanced and resilient exposure, combining yield stability with long-term growth participation. It also positions the Company as one of the first U.S.-listed firms to anchor its treasury on a diversified stablecoin ecosystem, executed within a transparent and compliant framework.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU), a holding company headquartered in Singapore is executing its strategic digital asset treasury (“DAT”) strategy by looking to diversifying its basket of leading stablecoins and their governance tokens, and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. For more information, please contact info@megamatrix.io or visit http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase stablecoin governance tokens, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to implement the new business strategy with a focus on stablecoin governance token and ability to create value; the regulatory volatility on stablecoins and governance tokens; ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury (“DAT”) reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in digital assets such as stablecoins, governance tokens, Bitcoin and/or Ethereum, Digital asset’s volatility; and risk of implementing a new DAT strategy focusing on digital assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io

SOURCE Mega Matrix Inc.